GAMESQUARE ESPORTS INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held on March 8, 2023

NOTICE IS HEREBY GIVEN that pursuant to the interim order of the Ontario Superior Court of Justice (the "**Interim Order**"), a special meeting (the "**Meeting**") of the holders of common shares and proportionate voting shares (the "**Shareholders**") of GameSquare Esports Inc. (the "**Corporation**") will be held virtually via live audio webcast available online using https://virtual-meetings.tsxtrust.com/1445 on Thursday, March 8, 2023 at 10:00 a.m. (Toronto time) for the following purposes:

1. to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "**Arrangement Resolution**"), the full text of which is attached as Appendix "A" to the accompanying management information circular (the "**Circular**") of the Corporation, approving the arrangement (the "**Arrangement**") involving the Corporation and Engine Gaming and Media, Inc. ("**Engine**"), pursuant to the arrangement agreement dated as of December 7, 2022 between the Corporation and Engine, under section 182 of the *Business Corporations Act* (Ontario) (the "**OBCA**"), all as more particularly set forth in the accompanying Circular; and

2. to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Circular provides additional information relating to the matters to be considered at the Meeting, including the Arrangement.

THE BOARD OF DIRECTORS OF THE CORPORATION (THE "BOARD") HAS APPROVED THE ARRANGEMENT AND UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE ARRANGEMENT.

In approving the Arrangement and making its recommendation, the Board considered a number of factors as described in the Circular under the heading "*The Arrangement – Reasons for the Arrangement*".

The Board has fixed the close of business on January 23, 2023 as the record date (the "**Record Date**"). Only Shareholders of record as at that date are entitled to receive notice of the Meeting.

Pursuant to the plan of arrangement (the "**Plan of Arrangement**"), which is attached to the Circular as Appendix "B", and the Interim Order, which is attached to the Circular as Appendix "H", Shareholders whose names appear in the register of common shares and the proportionate voting shares (the "**Shares**") maintained by or on behalf of the Corporation as of the close of business on the Record Date ("**Registered Shareholders**") have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution is passed, to be paid the fair value of their Shares in accordance with the provisions of Section 185 of the OBCA (as modified by the Interim Order and the Plan of Arrangement).

Persons who are beneficial holders of Shares whose Shares are registered in the name of a broker, custodian, nominee or other intermediary ("**Non-Registered Shareholders**") who wish to dissent should be aware that only Registered Shareholders are entitled to dissent. Accordingly, a Non-Registered Shareholder who desires to exercise the right of dissent must make arrangements for the Registered Shareholder to dissent on the Non-Registered Shareholder's behalf. Alternatively, the Non-Registered Shareholder could make arrangements for the Shares to be registered in such Non-Registered Shareholder's name prior to the time

the written objection to the Arrangement Resolution is required to be received by the Corporation. **A Shareholder's right to dissent is more particularly described in the accompanying Circular. Failure to strictly comply with the requirements set forth in Section 185 of the OBCA (as modified by the Interim Order and the Plan of Arrangement) may result in the loss of any right of dissent.**

The Circular, this notice of Meeting and the form of proxy or voting instruction, as applicable, (collectively, the "**Meeting Materials**") are being mailed to Shareholders of record as at the Record Date and are available under the Corporation's profile on the System for Electronic Document Analysis and Retrieval, online at www.sedar.com. Shareholders are reminded to review the Meeting Materials before voting.

To mitigate risks associated with the ongoing impact of COVID-19 to the health and safety of the Corporation's Shareholders, employees and other stakeholders, the Corporation will hold the Meeting in a virtual only format which will be conducted via live audio webcast available online using https://virtual-meetings.tsxtrust.com/1445. At this website, Shareholders will be able to participate in the Meeting, submit questions and vote their Shares while the Meeting is being held. The Corporation hopes that hosting a virtual meeting helps enable greater participation by its Shareholders by allowing Shareholders that might not otherwise be able to travel to a physical meeting to attend online, while minimizing the health risks that are associated with large gatherings.

Registered Shareholders and duly appointed proxyholders will be able to attend, submit questions and vote at the Meeting online at https://virtual-meetings.tsxtrust.com/1445. If you are a Registered Shareholder, whether or not you plan to attend the Meeting, you are requested to complete, sign, date and return to TSX Trust, the transfer agent and registrar of the Shares, the enclosed form of proxy. **To be valid, proxies must be deposited with TSX Trust Company, 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1 or over the internet at www.voteproxyonline.com no later than 10:00 a.m. (Toronto time) on March 6, 2023, being the second last business day preceding the date of the Meeting, and any instruments appointing proxies to be used at any adjournment or postponement of the Meeting must be so deposited at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for such adjournment or postponement of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.**

If you are a Non-Registered Shareholder, whether or not you plan to attend the Meeting, you should complete and send the form of proxy or voting instruction form, as applicable, in accordance with the instructions provided by your broker, custodian, nominee or other intermediary. These instructions include the additional step of registering proxyholders with TSX Trust, the transfer agent and registrar of the Shares, after submitting your form of proxy or voting instruction form. Failure to register the proxyholder with the Corporation's transfer agent will result in the proxyholder not receiving a "Control Number" or username to participate in the Meeting and only being able to attend as a guest. Non-Registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests, but will not be able to vote or submit questions at the Meeting. Please refer to the voting instructions provided in the "Voting Information for Non-Registered Holders" section of the accompanying Circular and call your broker, dealer or other intermediary for information on how you can vote your Shares.

Your participation as a Shareholder is very important to the Corporation. Please ensure your Shares are represented at the Meeting.

DATED at Toronto, Ontario, this 7th day of February, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

By: *"Kevin Wright"*

Name: Kevin Wright

Title: Chair